Issuer Free Writing Prospectus filed pursuant to Rule 433

Registration No. 333-163560

Issuer Free Writing Prospectus dated March 3, 2010

Relating to Definitive Prospectus dated February 16, 2010

Rights Offering/Public Offering First Quarter 2010

Legal Disclosure Free Forward Looking Statements  In addition to historical information, this presentation may contain forward-looking statements that involve risks and uncertainties, such as statements of the Company’s plans and expectations regarding efficiencies resulting from new programs and expansion activities, revenue growth, anticipated expenses, and other unknown outcomes.  The Company’s actual results could differ materially from management’s expectations.  Factors that could contribute to those differences include, but are not limited to, changes in regulations applicable to the Company’s business, successful implementation of the Company’s branch expansion strategy, its concentration in real estate lending, increased competition, changes in technology, particularly internet banking, impact of interest rates, possibility of economic recession or slow down (which could impact credit quality, adequacy of loan loss reserve and loan growth) and control by and dependency on key personnel, particularly Edwin F. Hale, Sr., Chairman of the Board of Directors and CEO of the Company.

Free Writing Prospectus Statement

First Mariner Bancorp has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.   Alternatively, First Mariner Bancorp will arrange to send you the prospectus if you request it by calling toll free 1-888-742-1305.  The prospectus and the other documents can also be obtained for free from the “Investor Relations – Documents” section of the Company’s website at http://www.snl.com/Irweblinkx/doc.aspx?IID=1024706&DID=10763075.

The shares of common stock being offered are not savings accounts or deposits and are not insured or guaranteed by 1st Mariner Bank or First Mariner Bancorp, the Federal Deposit Insurance Corporation or any other government agency.

Term Sheet Issuer : First Mariner Bancorp Ticker Symbol / Exchange: FMAR / NASDAQ Global Market Type of Offering: Rights Offering / Public Offering Securities Offered: Common stock Record Date for Rights Holders: 5 p.m. EST on February 12, 2010 Eligible Buyers Shareholders as of Record Date have first priority in offering Remaining shares offered to general public Maximum Gross Proceeds: $20.0 million (Minimum of $10.0 million) Subscription Price: $1.15 per share Subscription Deadline: 5 p.m. EST on March 24, 2010 Use of Proceeds: Increase Bank and Holding Company capitalization and general corporate purposes

Summary Statistics Total Assets $1.4 billion Gross Loans $891 million Total Deposits $1.1 billion Tangible Common Equity $26.9 million Tangible Common Equity per Share $4.18 Shares Outstanding 6,452,631 Market Capitalization (at February 19, 2010) $7.4 million Insider Ownership¹ 22.3% Headquarters Baltimore, MD Branches (as of February 19, 2010) 23 At December 31, 2009 Note: Data at December 31, 2009 (unaudited) unless otherwise noted See page 26 for a reconciliation of tangible common equity and other non – GAAP financial measures ¹ Common shares owned by Directors and Executive Officers; ownership as a percentage of current common shares outstanding (excludes options and warrants)

Experienced Management Team Years Years in with Name Title/Function Banking FMAR Edwin F. Hale, Sr. Chairman and CEO 18 15 Mark A. Keidel President and COO 27 10 Paul B. Susie SVP and CFO 9 < 1 George H. Mantakos EVP and President of First Mariner Bank 50 15 Dennis Finnegan EVP - Retail Banking 37 11 Robert Warr EVP - Loan Workout and Risk Management 31 13 Linda Edwards SVP - Branch Administration 40 15 Randall James SVP and Treasurer 7 < 1 Edward Perry President - First Mariner Mortgage 25 4 Average 27 9

Branch Footprint First Mariner’s core market area is the Baltimore Metropolitan area with branches located in central Maryland, as well as portions of Maryland’s Eastern Shore. The Bank recently announced plans to close its Pennsylvania branch in the second quarter of 2010. Pennsylvania Maryland

Deposit Market Share Source: SNL Financial; FDIC Baltimore MSA Baltimore, MD MSA - Deposit Market Share June 30, 2009 June 30, 2008 2009 Rank 2008 Rank Institution (ST) Branches Deposits in Market ($000) Market Share (%) Deposits in Market ($000) Market Share (%) 1 1 Bank of America Corp. (NC) 105 $13,439,214 24.79% $12,517,199 25.60% 2 2 M&T Bank Corp. (NY) 135 10,761,639 19.85 8,793,596 17.98 3 3 PNC Financial Services Group (PA) 95 5,020,933 9.26 4,729,011 9.67 4 4 Wells Fargo & Co. (CA) 55 4,387,507 8.09 4,178,134 8.54 5 5 BB&T Corp. (NC) 60 3,158,828 5.83 2,813,251 5.75 6 6 SunTrust Banks Inc. (GA) 53 1,910,531 3.52 1,591,925 3.26 7 7 Susquehanna Bancshares Inc. (PA) 26 1,100,861 2.03 986,832 2.02 8 9 First Mariner Bancorp (MD) 24 1,066,755 1.97 925,374 1.89 9 11 Wilmington Trust Corp. (DE) 1 1,055,687 1.95 712,845 1.46 10 10 Fulton Financial Corp. (PA) 19 898,356 1.66 763,548 1.56 11 8 Eastern SB FSB (MD) 5 833,214 1.54 932,905 1.91 12 12 Severn Bancorp Inc. (MD) 4 722,722 1.33 674,097 1.38 13 13 Capital One Financial Corp. (VA) 25 670,614 1.24 584,513 1.20 14 15 Sandy Spring Bancorp Inc. (MD) 12 530,382 0.98 484,601 0.99 15 14 K Capital Corp. (MD) 7 504,726 0.93 493,701 1.01 Total For Institutions In Market 848 $54,219,841 $48,904,570

Balance Sheet Growth FMAR CAGR: 19.8% Total Assets Note: Impact of sale of Mariner Finance LLC on September 30, 2009 - Reduced assets by $106 million Data at December 31, 2009 is unaudited ¹ Includes bank holding companies nationwide with assets between $1bn and $3bm Source: SNL Financial Peers¹: 11.4% $0mm $200mm $400mm $600mm $800mm $1,000mm $1,200mm $1,400mm $1,600mm 1996Q4 1997Q4 1998Q4 1999Q4 2000Q4 2001Q4 2002Q4 2003Q4 2004Q4 2005Q4 2006Q4 2007Q4 2008Q4 2009Q4

Balance Sheet Growth Gross Loans Note: Impact of sale of Mariner Finance LLC on September 30, 2009 - Reduced loans by $106 million Data at December 31, 2009 is unaudited ¹ Includes bank holding companies nationwide with assets between $1bn and $3bm Source: SNL Financial FMAR CAGR: 19.1% Peers¹: 12.2% $0mm $100mm $200mm $300mm $400mm $500mm $600mm $700mm $800mm $900mm $1,000mm 1996Q4 1997Q4 1998Q4 1999Q4 2000Q4 2001Q4 2002Q4 2003Q4 2004Q4 2005Q4 2006Q4 2007Q4 2008Q4 2009Q4

Balance Sheet Growth

Deposits



$1,200mm
$1,000mm
$800mm
$600mm
$400mm
$200mm
$0mm
1996Q4 1997Q4 1998Q4 1999Q4 2000Q4 2001Q4 2002Q4 2003Q4 2004Q4 2005Q4 2006Q4 2007Q4 2008Q4 2009Q4
FMAR CAGR: 20.4%
Peers¹: 10.4%

Note: Data at December 31, 2009 is unaudited
[1] Includes bank holding companies nationwide with assets between $1bn and $3bm
Source: SNL Financial

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We Built this Bank for You!

Loan Portfolio At December 31, 2009 Note: Unaudited data at December 31, 2009 Loan Portfolio by Type Loan Portfolio by Location Other 5.0% Maryland 85.0% Pennslyvania 3.0% Virginia 4.0% DC 3.0%

Credit Quality NPLs as of December 31, 2009 declined by 7% from December 31, 2008 90+ Days past due delinquencies experienced significant improvement over the last quarter Reserves declined from June to September 2009 due to the sale of Mariner Finance LLC Note: Dollars in thousands; Unaudited data at December 31, 2009 ¹ Peers include bank holding companies nationwide with assets between $1bn and $3bn As of 06/30/08 09/30/08 12/31/08 03/31/09 06/30/09 09/30/09 12/31/09 30-89 Days Past Due $40,880 $50,300 $48,168 $55,379 $55,081 $37,387 $51,182 Nonperforming Assets: Nonaccrual Loans 29,609 39,236 38,763 42,734 33,045 29,654 35,799 Other Real Estate Owned 19,102 16,466 18,994 22,403 29,384 24,703 21,630 Total Nonperforming Assets $48,711 $55,702 $57,757 $65,137 $62,429 $54,357 $57,429 90 or More Days Past Due 16,539 11,643 9,679 10,742 16,893 20,159 9,224 Total NPAs + 90 Days Past Due $65,250 $67,345 $67,436 $75,879 $79,322 $74,516 $66,653 NPAs/Assets 3.78% 4.36% 4.42% 4.72% 4.28% 3.85% 4.15% NPAs + 90 Days Past Due/Assets 5.06% 5.28% 5.16% 5.50% 5.43% 5.28% 4.81% Peers¹ 1.53% 1.79% 2.33% 2.63% 3.03% 3.19% 3.23% Reserves $14,543 $15,195 $16,777 $15,515 $16,318 $11,054 $11,693 Reserves/Loans 1.57% 1.62% 1.71% 1.58% 1.64% 1.23% 1.31%

Credit Quality Note: Dollars in thousands; Unaudited data at December 31, 2009 At December 31, 2007 2008 2009 Nonperforming Assets: Commercial loans and lines of credit $0 $603 $535 Commercial construction 8,869 19,453 20,339 Commercial mortgages 5,027 6,214 12,413 Commercial residential construction 5,661 11,048 8,018 Alt A first and second mortgages 21,183 15,851 4,972 Other residential mortgages 823 1,343 7,931 Other consumer 1,807 3,245 3,221 Total Nonperforming Assets $43,370 $57,757 $57,429

Deposit Composition Taking market share from regional/super-regional banks but demanding relationship pricing At December 31, 2009 Note: Unaudited data at December 31, 2009 CDs, Less than $100,000 36.1% Noninterest Bearing 9.8% Brokered CDs 7.3% CDs, $100,000 or More 27.3% Savings and Money Market 18.4% Interest Bearing Transaction 1.0% Deposits As % of Deposit Type ($000) Deposits Noninterest Bearing $112,192 9.79% Interest Bearing Transaction 11,723 1.02% Savings and Money Market 211,230 18.42% CDs, $100,000 or More 313,456 27.34% CDs, Less than $100,000 413,730 36.09% Brokered CDs 84,173 7.34% Total Deposits $1,146,504 100.00%

Trust Preferred Potential Reduction of Long-Term Debt¹ ¹ Subject to shareholder approval ² Excludes equity interest held by holding company Possible Redemption Trust Preferred and Exchange Amount Outstanding Trust Securities² with Ed Hale After Exchange First Mariner Capital Trust II $10.0 Million ($4.0 Million) $6.0 Million First Mariner Capital Trust III $14.5 Million $14.5 Million First Mariner Capital Trust IV $12.0 Million ($6.0 Million) $6.0 Million First Mariner Capital Trust V $10.0 Million $10.0 Million First Mariner Capital Trust VI $10.0 Million $10.0 Million First Mariner Capital Trust VII $5.0 Million $5.0 Million First Mariner Capital Trust VIII $10.0 Million ($10.0 Million) $0.0 Million Total $71.5 Million ($20.0 Million) $51.5 Million Percentage Change (28.0%) Annual Interest Expense $2.55 Million ($0.97 Million) $1.58 Million Percentage Change (37.9%)

Pro Forma Capitalization

1ST MARINER BANCORP

	Historical at Sept. 30, 2009	Pro Forma Adjustments for Sale of Mariner Finance	Pro Forma Adjustments For Exchange[2]	$1.15 Per Share Pro Forma $10mm (Minimum) Without Exchange	$1.15 Per Share Pro Forma $10mm (Minimum) With Exchange[2]	$1.15 Per Share Pro Forma $20mm (Maximum) Without Exchange	$1.15 Per Share Pro Forma $20mm (Maximum) With Exchange[2]	Regulatory Requirements 3/31/10	Regulatory Requirements 6/30/10
Common stock $0.05 par value: 75,000,000 shares authorized; shares to be issued as reflected[1]	323	323	410	758	845	1,193	1,280		
Additional paid-in capital	56,770	56,770	69,447	65,735	78,412	75,300	87,977		
Retained deficit	(22,803)	(22,803)	(22,803)	(22,803)	(22,803)	(22,803)	(22,803)		
Accumulated other comprehensive loss	(4,855)	(4,855)	(4,855)	(4,855)	(4,855)	(4,855)	(4,855)		
Total shareholders' equity	29,435	29,435	42,199	38,835	51,599	48,835	61,599		
Total shares outstanding	6,452,631	6,452,631	8,191,761	15,148,283	16,887,414	23,843,736	25,582,867		
Tangible book value per share	$4.56	$4.56	$5.15	$2.56	$3.06	$2.05	$2.41		
Total Shareholders' Equity / Total Assets	2.1%	2.1%	3.0%	2.8%	3.7%	3.5%	4.3%		
Regulatory capital ratios of First Mariner Bank									
Tier 1 leverage capital	5.4%	6.1%	6.1%	7.1%	7.1%	7.8%	7.8%	6.5%	7.5%
Tier I risk-based capital	6.7%	7.6%	7.6%	8.7%	8.7%	9.6%	9.6%		
Total risk-based capital	8.4%	9.4%	9.4%	10.4%	10.4%	11.4%	11.4%	10.0%	11.0%
Regulatory capital ratios of First Mariner Bancorp, Inc.									
Tier 1 leverage capital	2.4%	2.4%	4.2%	3.3%	5.2%	4.3%	6.1%	4.0%	4.0%
Tier I risk-based capital	2.7%	2.7%	4.8%	3.8%	5.9%	4.9%	6.9%	4.0%	4.0%
Total risk-based capital	5.4%	5.4%	8.8%	7.6%	9.6%	9.7%	10.4%	8.0%	8.0%

Note: See Appendix for a reconciliation of historical tangible book value per share

[1] The number of shares of common stock to be outstanding after the stock offering is based on the number of shares outstanding as of February 12, 2010 and excludes 668,593 shares of our common stock issuable upon exercise of outstanding options on such date, at a weighted average exercise price of $12.19.

[2] The table also reflects the pro forma impact of the proposed Exchange pursuant to which First Mariner would eliminate $20.0 million aggregate liquidation amount of trust preferred securities in exchange for $2.0 million of common stock and warrants to purchase up to an additional 20% of such shares of common stock.

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We Built this Bank for You!

Road Back to Profitability Note: Some cost savings initiatives have been implemented previously. Other initiatives are in process. There can be no guarantee that all initiatives will be achieved. Expense control initiatives taken: Closed four branches, closing only branch in PA, and sold one branch Management salaries reduced by 10% in 2008 Reduced headcount by 90 full-time salaried positions Employee salaries frozen, eliminated 5 paid holidays, and suspended 401K match Initiatives in process: If Trust Preferred exchange is approved by shareholders, interest expense related to the Trust preferred will be reduced Cost of deposits should improve as $400 million of CDs mature in the next year Working to identify and reduce costs in all phases of operations, including renegotiating large service contracts Additional savings once asset quality is successfully managed and regulatory enforcement actions are terminated: the provision for loan and lease losses, fees for consultants and advisors, FDIC deposit insurance, corporate liability insurance, OREO management expense, NPA collection expense

Why Invest in FMAR? ¹ Unaudited data at December 31, 2009 Subscription Price of $1.15 per share equals 27.5% of tangible book value per share ($4.18) at December 31, 20091 Subscription Price of $1.15 represents an 18.4% discount to FMAR’s closing Stock Price of $1.41 on the day prior to public disclosure of the Subscription Price FMAR is the largest in Baltimore and the 4th largest bank headquartered and operating in Maryland Strong name recognition and reputation in its market area Board and management team have a significant investment in FMAR Uniquely positioned to capitalize on opportunities created by the acquisitions of Provident and Mercantile by out of state banks Trust Preferred Exchange will be beneficial to Holding Company Capital Ratios, Tangible Book Value per Share and utilizes a significant portion of the Deferred Tax Asset

Comparative Valuation Pro Forma Tangible Book Value Historical Book Value at 9/30/09 Pro Forma Book Value After Proposed Trust Preferred Exchange Pro Forma Book Value at the Minimum of Offering ¹ ($10 million) Pro Forma Book Value at the Maximum of Offering ¹ ($20 million) Subscription Price ¹ Pro forma book value after proposed trust preferred exchange with Mr. Hale $4.56 $5.15 $3.06 $2.41 $1.15 $0.00 $1.00 $2.00 $3.00 $4.00 $5.00 $6.00

Comparative Valuation Price to Tangible Book Value ¹ See Appendix for information on calculating tangible book value per share Source: SNL Financial Public Banks and Thrifts in Maryland Public Banks Nationwide with NPAs &90+ Past Due/ Assets between 3% & 10% FMAR – Base Case Subscription Price/ Tangible Book Value per share¹ at 12/31/09 FMAR - Pro Forma Maximum of Offering ($20 million) Without Exchange With Exchange 75.1% 64.6% 27.5% 58.4% 48.9% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0%

Historical Stock Performance Note: Market data as of February 26, 2010 Source: SNL Financial $0.00 $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 $18.00 $20.00 $22.00 12/20/96 6/8/98 11/25/99 5/13/01 10/30/02 4/17/04 10/4/05 3/23/07 9/8/08 2/25/10

Historical Stock Performance Note: Market data as of February 26, 2010 Source: SNL Financial 2/3/10: Announces Agreement to Exchange Common Stock and Warrants for Trust Preferred Securities 2/16/10: Filed amendment to registration statement with a subscription price per share of $1.15 $0.00 $0.20 $0.40 $0.60 $0.80 $1.00 $1.20 $1.40 $1.60 $1.80 $2.00 1/1/10 1/6/10 1/11/10 1/16/10 1/21/10 1/26/10 1/31/10 2/5/10 2/10/10 2/15/10 2/20/10 2/25/10

Appendix

Historical Balance Sheet

	At December 31,				
	2005	2006	2007	2008	2009
ASSETS					
Cash and due from banks	$40,157	$36,734	$39,089	$21,045	$166,374
Federal funds sold and interest-bearing deposits	5,678	6,235	52,232	46,294	7,329
Trading securities, at fair value	-	-	36,950	12,566	10,749
Securities available for sale, at fair value	276,939	147,290	44,998	39,666	28,275
Loans held for sale	92,351	94,371	80,920	60,203	122,085
Loans receivable	851,586	866,459	854,920	978,696	890,951
Allowance for loan losses	(11,743)	(12,399)	(12,789)	(16,777)	(11,639)
Net Loans	839,843	854,060	842,131	961,919	879,312
Real estate acquired through foreclosure	931	2,440	18,981	18,994	21,630
Restricted stock investments	13,647	6,449	5,983	7,066	7,934
Premises and equipment, net	40,402	49,062	52,215	49,964	44,504
Accrued interest receivable	8,037	10,579	7,181	6,335	4,960
Income taxes recoverable	-	-	4,433	1,812	5,670
Deferred income taxes	5,940	6,806	12,428	26,057	28,214
Bank-owned life insurance	27,375	33,492	34,931	36,436	34,773
Prepaid expenses and other assets	11,178	15,772	14,350	19,140	22,742
Total assets	$1,362,478	$1,263,290	$1,246,822	$1,307,497	$1,384,551
LIABILITIES AND STOCKHOLDERS' EQUITY					
Noninterest-bearing deposits	$182,049	$186,720	$149,710	$114,751	$112,192
Interest-bearing deposits	693,961	738,218	755,243	835,482	1,034,312
Total deposits	876,010	924,938	904,953	950,233	1,146,504
Borrowings	330,376	173,441	192,639	220,996	122,037
Junior subordinated deferrable interest debentures	73,724	73,724	73,724	73,724	73,724
Accrued expenses and other liabilities	9,993	12,558	10,936	16,529	15,299
Total liabilities	1,290,103	1,184,661	1,182,252	1,261,482	1,357,564
Common stock	313	321	318	323	323
Additional paid-in capital	55,193	57,123	56,458	56,741	56,771
Retained earnings / (deficit)	20,185	22,109	9,603	(5,485)	(26,621)
Accumulated other comprehensive loss	(3,316)	(924)	(1,809)	(5,564)	(3,486)
Total stockholders' equity	72,375	78,629	64,570	46,015	26,987
Total liabilities and stockholders' equity	$1,362,478	$1,263,290	$1,246,822	$1,307,497	$1,384,551

Note: Dollars in thousands; Unaudited data at December 31, 2009

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We Built this Bank for You!

Historical Income Statement

1ST MARINER BANCORP

	As of December 31,				
	2005	2006	2007	2008	2009
Interest income					
Loans	$68,136	$82,154	$79,369	$78,017	$3,071
Investments and other earning assets	13,924	13,594	9,146	6,026	56,739
Total interest income	82,060	95,748	88,515	84,043	59,810
Interest expense					
Deposits	16,729	23,920	27,772	24,584	24,873
Short-term borrowings	6,596	9,299	1,316	766	-
Long-term borrowings	11,012	13,263	14,747	12,647	7,825
Total interest expense	34,337	46,482	43,835	37,997	32,698
Net interest income	47,723	49,266	44,680	46,046	27,112
Provision for loan losses	3,287	2,315	8,915	14,783	11,660
Net interest income after provision for loan losses	44,436	46,951	35,765	31,263	15,452
Noninterest income					
Net OTTI charges on securities available for sale	NA	0	0	(5,605)	(2,936)
Gain on sale of branches	NA	0	0	819	-
Origination fees and gain on sale of mortgage loans	5,018	7,614	4,430	6,730	12,169
Other mortgage-banking revenue	2,289	2,892	2,716	3,180	3,943
ATM fees	3,135	3,161	3,219	3,188	3,072
Service fees on deposits	7,185	6,887	6,482	6,346	5,261
Gain (loss) on financial instruments carried at fair value	0	0	(702)	(814)	3,038
Gain on sale of securities	0	(3,037)	943	229	420
Commissions on sales of nondeposit investment products	531	638	1,049	816	540
Income from bank-owned life insurance	1,031	1,117	1,439	1,505	1,377
Commissions on sales of other insurance products	2,512	2,671	2,822	3,231	-
Other	1,314	1,824	1,702	1,379	1,387
Total noninterest income	23,015	23,767	24,100	21,004	28,271
Noninterest expense					
Salaries and employee benefits	30,909	34,990	36,260	37,274	26,469
Occupancy	6,104	8,012	9,848	11,144	8,974
Furniture, fixtures, and equipment	3,057	3,162	3,602	3,876	2,941
Professional services	1,021	958	1,552	1,905	3,866
Advertising	1,352	1,341	1,219	921	915
Data processing	2,006	1,811	1,941	2,149	1,880
Write-downs, losses, and costs of foreclosed RE	28	224	4,477	5,802	6,832
FDIC insurance premiums	113	109	605	887	3,480
Other	11,750	18,552	18,734	15,909	12,477
Total noninterest expense	56,340	69,159	78,238	79,867	67,834
Net (loss) income before income taxes	11,111	1,559	(18,373)	(27,600)	(24,111)
Income tax benefit / (expense)	3,289	(365)	(8,310)	(12,512)	10,887
(Loss) income from discontinued operations	NA	NA	NA	NA	(9,060)
Net Income / (loss)	$7,822	$1,924	($10,063)	($15,088)	($22,284)
Earnings per share					
Basic (actual)	$1.28	$0.30	($1.57)	($2.36)	($3.45)
Diluted (actual)	$1.20	$0.29	($1.57)	($2.36)	($3.45)

Note: Dollars in thousands; Unaudited data at December 31, 2009
Data for years ended 2005 through 2008 are not restated for discontinued operations

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We Built this Bank for You!

Loan Portfolio At December 31, 2009 Note: Unaudited data at December 31, 2009 Commercial Loans by Collateral Type Construction Portfolio Condominium Unit Construction Nursing Home 7.7% Church 5.3% Restaurants 4.7% Gas Station 2.9% Marinas 2.3% Hotel 3.2% Flex 2.8% Other 3.5% Retail 11.0% Other Special Purpose 10.4% Residential Mixed Use 7.3% Office Buildings 17.6% Industrial 12.6% Shopping Centers 8.8%

Non- GAAP Financial Measures Note: Dollars in thousands; Unaudited data at December 31, 2009 Tangible stockholders’ equity, tangible common equity and tangible assets are non-GAAP financial measures calculated using GAAP-based amounts. We calculate tangible stockholders’ equity and tangible common equity by excluding the balance of goodwill, intangible assets and, for purposes of calculating tangible common equity, preferred equity, from our calculation of shareholders’ equity. We calculate tangible assets by excluding the balance of goodwill and intangible assets from our total assets. Management believes that this is consistent with the treatment by bank regulatory agencies, which exclude goodwill and other intangible assets from the calculation of risk-based capital ratios. Accordingly, management believes that these non-GAAP financial measures provide information to investors that is useful in understanding the basis of our risk-based capital ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. Because not all companies use identical calculations, this presentation of tangible equity, tangible common equity and tangible assets may not be comparable to other similarly titled measures as determined and reported by other companies. A reconciliation of the non-GAAP ratios of tangible stockholders’ equity to tangible assets and tangible common equity to tangible assets is set forth below: For Year Ended December 31, 2009 2008 2007 2006 2005 Common stockholders' equity $26,987 $46,015 $64,570 $78,629 $72,375 Less: Intangible assets 0 0 0 0 0 Tangible common equity $26,987 $46,015 $64,570 $78,629 $72,375 Book value per share $4.18 $7.13 $10.01 $12.19 $11.22 Less: Intangible assets per share 0.00 0.00 0.00 0.00 0.00 Tangible book value per share $4.18 $7.13 $10.01 $12.19 $11.22 Total assets $1,384,552 $1,307,497 $1,246,822 $1,263,290 $1,362,478 Less: Intangible assets 0 0 0 0 0 Tangible assets $1,384,552 $1,307,497 $1,246,822 $1,263,290 $1,362,478 Tangible common equity / tangible assets 1.95% 3.52% 5.18% 6.22% 5.31%